Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

Partial transcript of Q&A session with John Stephens at Barclays Global Technology Conference.
EVENT DATE/TIME: DECEMBER 07, 2016 / 08:00PM  GMT

CORPORATE PARTICIPANTS
 John Stephens AT&T Inc. - Senior EVP & CFO

CONFERENCE CALL PARTICIPANTS
 Amir Rozwadowski Barclays Capital - Analyst

 PRESENTATION

 Amir Rozwadowski - Barclays Capital - Analyst

 You know, maybe one place that it would be appropriate to start, John, before we get into a lot of the changes that are taking place from an industry perspective is to start with what's on everyone's mind with the new administration. I realize that it's early but given what you've seen thus far, how should we think about the Trump administration's impact on things like tax reform, regulatory review process or even trends such as industry consolidation?

 John Stephens - AT&T Inc. - Senior EVP & CFO

 First of all, Amir, thank you and thanks for everyone being here and those listening in on the web. Let me start off to satisfy my responsibilities with some of the things we'll be talking about today will be forward-looking. Results may differ. We advise you to look at our AT&T website and our SEC filings.

I'd also want to mention that because of the ongoing nature of the 600 broadcast incentive auction we won't be able to comment on that today. And, finally, we did file an S-4 with regard to our merging transaction with Time Warner. So I would advise you to look there for further information about the transaction.

Checking that box, so to speak, and making sure we get those things. You know, Amir, I would suggest to you I spoke on Wednesday the day after the election and my comments were that we were very optimistic about working with President-elect Trump, the transition team and the future government. And it's been about 30 days since then and I can tell you that the activities that have gone on since then have only strengthened our resolve and our positive nature towards that from a couple of different perspectives.

One is a regulatory policy perspective. Over the last few years there has been light investment in the United States. Many of those reasons relate to regulatory and tax issues, and as a Company that employs 250,000 or so people here in the United States and has significant operations we have had to live through those challenges with our customers.

With what is going on and the appearance of what be a more rational and a more measured regulatory environment, we are very optimistic about what that might mean for our customers, for investment and then, quite frankly, for our revenues, for our opportunities to grow our business. It's a very positive thing.

I will go to one specific example and that is really tax reform. When you have tax reform that's been proposed and whether it's the House presentation or the President-elect's plan or some mix of that, we believe that it will lead to further investment in the United States which means further capital spending which means further jobs here in the United States and when you put all that together that means further demand for our products. Certainly it will allow us to have better cash flows, better earnings, have the opportunity to invest in our networks in our people and those two things make it great for our business owners.

So we are very excited about that. We feel very good about that. It's still early, we will see how things play out but we are very optimistic.

 Amir Rozwadowski - Barclays Capital - Analyst

 Excellent. Very helpful, John. So I want to go back to some of the themes that I mentioned in my introductory remarks.

It seems very apparent that AT&T today and certainly AT&T 12 months from now, depending on how some view the outcome of the current regulatory review process, will be very different than it was just a couple of years ago. And before we joked a bit but when we spoke at the Mobile World Congress trade show two years ago you told me to keep my eye on diversification.

How should we think about the positioning of AT&T at this point? And when you marry the opportunity to be the largest video distributor nationwide even before getting into wireless with the scale and breadth of a content Company that is second to very few out there available in the marketplace, how do you envision AT&T's strategic positioning in that world?

 John Stephens - AT&T Inc. - Senior EVP & CFO

 Yes, so let me take you back a few years and try to connect all of this. Let me start off on our plan to refresh our investment, to modernize, to take all of our product and service to the next-generation level. Back in around 2012 invested a significant amount in fiber, taking it to business customers, a lot of fiber out to consumers.

We hotwired our networks in the LTE space, really densified and we've been very active in buying spectrum. And so we've got assets that were lined up to be utilized going forward that we've already paid for that are already ours and available to use.

Secondly, we've been modernizing and diversifying our products. So if you think about what we've done in the business section with Network On Demand and our software network, our network virtualization, the softwarification of our business, if you think about NetBond, if you think about strategic services, quite frankly if you think about the Internet of Things' tremendous growth we've seen in business, you've seen that diversification, that modernization, that ability to take those legacy services and convert them into next-generation revenues.

You've seen the same thing on mobility where we took that business and we said we're going to go into an Internet of Things. We are going to go into connected devices. We are going to provide other services just besides just our high-quality voice and data services.

In fact, we went into a segment that we really hadn't touched very much and that is in the value conscious prepaid segment. And last year we added more prepaid customers at very good rates and very high-quality service, but profitable levels for us more than the rest of the industry combined. So we've been doing that diversification.

When we got to our entertainment business, our TV business, we realized we needed scale and we knew if you were going to go for scale you've got to have premium and DIRECTV was the perfect company for that. And so we've gone through that acquisition process. We've merged in.

The merger is going great. We are ahead of our merger integration [savings].

And then you look at all the capabilities we have and the one thing we felt like we would be appropriate to add to our bundle, our capabilities was content. And not just content, but just as we added the premium TV offering with DIRECTV we added the premium content provider in Time Warner. And that's how this strategy has evolved.

With that we are going to have a unique ability to deliver content, high-quality content, customer choice content on any device, anytime, anywhere. We are going to be able to use our ability to understand customers' habits through the data that we have in our networks and improve the content development cost, to improve the content quality costs, to improve the customer experience.

Through advertising we will be able to grow revenues. We also are going to be able to give customers more cost efficient choices. And when you put all this together the real key is you suddenly take the friction out of innovation.

We are now all on the same team so let's just go innovate. And that's going to really accelerate it.

So that's the thought process. It makes great financial sense. It's earnings accreted accretive, it's revenue diversifying, it's very low capital intensity addition to our business, so that's very good.

It's free cash flow and free cash flow per share accretive. So from all the metrics it's a very good, solid, basic deal. But for all the long-term opportunities it really is exciting for us.

 Amir Rozwadowski - Barclays Capital - Analyst

 Perhaps we can talk a bit about that innovation and opportunity to innovate. Recently you folks launched DIRECTV Now, an over-the-top linear television platform that provides, arguably, one of the most comprehensive ability for folks to consume content in a one-stop shop format.

You've provided very competitive price points in the marketplace. And certainly the comments you folks have made is you are already at or above plan when it comes to the types of subscribers on to that service.

 John Stephens - AT&T Inc. - Senior EVP & CFO

 That's a very good thing, by the way.

 Amir Rozwadowski - Barclays Capital - Analyst

 So how should we think about further, well, one, how do we think about DIRECTV Now as sort of the first step of innovation for the Company? And if we were to put our hats on and think a couple of years down the line where can that innovation go with the portfolio of assets you have in place?

 John Stephens - AT&T Inc. - Senior EVP & CFO

 So first let me say let may harken back to our investment in Leap and what the Cricket product has done for us. It's allowed us to go out and serve customers that we were not a focus of the service providers. We had underserved before and it's been very successful.

When you look at DTV Now there's 20 million US households that didn't have pay-TV service. So that's the focus is let's go out and get them to become an AT&T house and we had underserved those many of those we believe that are in the multiple dwelling unit home locations, another area where we underserved in broadband. So when you think about this think about that opportunity to give a great quality service at a very good price and win the chance to add services and capabilities to that customer. That's a very positive thing.

Secondly, with the ability to combine that with very interesting advertising opportunities we can keep those prices very competitive and make it very affordable for the customer. If you think about innovation think about what's coming next with regard to expanding TV Everywhere further, expanding DTV Now further, taking in all of the content capabilities that Warner Studios, that Turner has, that HBO has and utilizing from a finance guy's perspective this great platform that we built for DTV Now to make those services more efficient, more effective, more useful but also to give customers additional choices. So really focused on if you treat your customers well and you take care of your employees your company is going to do really well.

Amir Rozwadowski - Barclays Capital - Analyst

 And then if we then layer on any potential changes in tax reform or any different moving pieces that could occur within the new administration, do you believe that there could be an opportunity to accelerate investment in the business, to target some of these new opportunities that you are seen by having all these assets under one umbrella?

 John Stephens - AT&T Inc. - Senior EVP & CFO

 We will certainly continue to invest in the business. We will see how that plays out, but certainly one simple example would be one of the proposals there's an expensing of CapEx that's allowed to expense CapEx in your tax returns on a needed basis. I'm sure that would increase investment.

I will tell you from our perspective we will have a very good investment, but I want to make sure we understand we've got 40 megahertz of spectrum we've already paid for, so putting that into service gives great benefits to the customers. And, yes, we will invest in that.

And if customer demand goes the way we expect it to go and the success of some of our new products and services go you will see us accelerate our 5G deployment. That innovation will come with not only the Time Warner transaction but the continuing developments. Certainly tax reform at the levels they are talking about would give us ample opportunity to invest and to manage our balance sheet very, very effectively.

 Amir Rozwadowski - Barclays Capital - Analyst

 Perhaps we can switch over to the balance sheet. If we think about the structure of the balance sheet post the Time Warner acquisition there's clearly not an insignificant amount of debt on the balance sheet at this point.

I think you folks will be the largest non-financial corporate issuer at that point. How do you get investors comfortable with your ability to manage that positioning going forward, particularly if we take into account the potential shifting risk profile of the business given all of the assets you have in place?

 John Stephens - AT&T Inc. - Senior EVP & CFO

 So a couple of things. One, we've got $60 billion of EBITDA at the combined companies, that gives you great opportunity to manage all your responsibilities. So yes, there's scale on the debt side and there's scale and significant scale on the EBITDA and the cash from operations side.

Two, once again included in that debt is 40 megahertz of spectrum we've already paid for. So we've got a huge capability of an asset to put into service that's already been taken into account and the benefits, customer benefits, revenue benefits, quality of service benefits are there.

Three, as you see the network function virtualization, this automation process, the softwarification will that will generate real savings and operations. Feel real good about it.

Finally, I will tell you this one other point, many companies are dealing and many municipalities are dealing with issues like pension. For us we dealt with that three years ago and fully funded our pension plan. So we are in a different spot than other companies with regard to taking care of our business, buying the spectrum, taking care of our pension liabilities, getting those things taken care of ahead of time.

So we feel comfortable, we are going to be careful, we are going to be prudent, but we feel really good. And when you think about things like opportunities that FirstNet might provide or the opportunities that tax reform might provide or the opportunity that a new regulatory environment for the whole country, not just our industry but for the whole country and the investments that our customers may make and the demands that they will put on us for new services, you can feel really good about the outlook for us particularly, but also for our economy.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner have made the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.